
Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

03 JUL 18 AM 7:21

July 17, 2003
Our ref. No. PI 019

The U.S. Securities and Exchange Commis
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


03024668

SUPPL

**Re:Mitsubishi Corporation - File No. 82-3784**

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Stock Acquisition Rights**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

Yours sincerely,



Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 7/21

# Notice Regarding Stock Acquisition Rights

July 16, 2003

Mitsubishi Corporation (the Company) hereby makes the following announcement: at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights to be issued as stock option (the *Stock Acquisition Right(s)*) pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2003 Annual General Meeting of Shareholders of the Company dated June 27, 2003.

1. Name of the Stock Acquisition Rights:
Mitsubishi Corporation, 2003 Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

2. Issue date of Stock Acquisition Rights:
August 15, 2003

3. Total number of Stock Acquisition Rights to be issued:
1,269 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 1,000.

4. Issue price of Stock Acquisition Rights:
Issued in gratitude

5. Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price"):
1,269,000 shares of the Company's common stock

6. The amount to be paid upon exercise of Stock Acquisition Rights:
To be determined on August 15, 2003

7. Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
To be determined on August 15,2003

8. Exercise period
From June 28, 2005 through June 27, 2013

9. Issuance of Stock Acquisition Rights Certificate:
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

10. Capitalization of exercise price
The Exercise Price shall be credited to capital stock account and non-capital stock account. The portion of Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such adjustment will be round up to the nearest yen).

11. Place of exercise
HR & Administration Dept, Mitsubishi Corporation

12. Paying agent
The Mitsubishi Trust and Banking Corporation

13. Dividend for shares to be issued upon exercise of the Stock Acquisition Rights
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual

period.

14. Treatment in the case of the Company becoming a wholly-owned subsidiary
    In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

15. Individuals who will be allotted the Stock Acquisition Rights
    The Directors, Executive Officers and certain other senior employees of the Company, 71 persons in total.

(1) Date of resolution of the Board of Directors of the Company that decided the proposal at the 2003 Ordinary General Meeting of Shareholders of the Company
    May 14,2003
(2) Date of resolution of the 2003 Ordinary General Meeting of Shareholders of the Company
    June 27,2003